Pricing Supplement No. 1804BG/A†
To underlying supplement No. 1 dated October 1, 2012,
product supplement BG dated October 9, 2012,
prospectus supplement dated September 28, 2012
and prospectus dated September 28, 2012
Registration Statement No. 333-184193 Dated July 30, 2013; Rule 424(b)(3)
Deutsche Bank AG, London Branch
$9,907,000 Autocallable Securities Linked to the SPDR® S&P Regional Banking ETF due July 29, 2016
General
•
The securities are linked to the performance of the SPDR® S&P Regional Banking ETF (the “Fund”). If the Closing Price of the Fund on any quarterly Call Date (beginning after one year, and ending on the Final Valuation Date) is greater than or equal to the Initial Price, the Issuer will automatically call the securities and pay you a Redemption Amount in cash per $1,000 Face Amount of securities equal to $1,000 multiplied by the applicable Call Return based on a rate of 1.8375% per quarter. The securities do not pay coupons or dividends and investors should be willing to lose some or all of their initial investment if the securities are not automatically called and the Final Price is less than the Initial Price by an amount greater than 20.00%. Any payment on the securities is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch due July 29, 2016
•	Minimum purchase of $1,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The securities priced on July 26, 2013 (the “Trade Date”) and are expected to settle on July 31, 2013 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Fund:	SPDR® S&P Regional Banking ETF (Ticker: KRE)
Automatic Call:
The securities will be automatically called by the Issuer if the Closing Price of the Fund on any quarterly Call Date (beginning after one year, and ending on the Final Valuation Date) is greater than or equal to the Initial Price.

Call Dates††:	Quarterly (beginning after one year and ending on the Final Valuation Date) on the dates set forth in the table below.
Call Settlement Dates:	The third business day after the related Call Date. The last Call Settlement Date will be the Maturity Date.
Redemption Amount:
If the securities are automatically called, you will be entitled to receive a Redemption Amount in cash per $1,000 Face Amount of securities equal to $1,000 multiplied by the Call Return for the applicable Call Date payable on the corresponding Call Settlement Date. The Call Return reflects a rate of 1.8375% per quarter. The Call Date, Call Return and Redemption Amount applicable to each Call Settlement Date are set forth in the table below.

Call Date††	Expected Call Settlement Date	Call Return	Redemption Amount (per $1,000 Face Amount of securities)
July 29, 2014	August 1, 2014	107.3500%	$1,073.500
October 27, 2014	October 30, 2014	109.1875%	$1,091.875
January 26, 2015	January 29, 2015	111.0250%	$1,110.250
April 27, 2015	April 30, 2015	112.8625%	$1,128.625
July 27, 2015	July 30, 2015	114.7000%	$1,147.000
October 26, 2015	October 29, 2015	116.5375%	$1,165.375
January 26, 2016	January 29, 2016	118.3750%	$1,183.750
April 26, 2016	April 29, 2016	120.2125%	$1,202.125
July 26, 2016 (Final Valuation Date)	July 29, 2016 (Maturity Date)	122.0500%	$1,220.500
(Key Terms continued on next page)
† This amended and restated pricing supplement amends and restates pricing supplement No. 1804BG in its entirety. We refer to this amended and restated pricing supplement as “pricing supplement.”
Investing in the securities involves a number of risks. See “Risk Factors” beginning on page 8 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.
The Issuer’s estimated value of the securities on the Trade Date is $990.00 per $1,000 Face Amount of securities, which is less than the Issue Price.  Please see “Issuer’s Estimated Value of the securities” on the following page of this pricing supplement for additional information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Max. Discounts and Commissions(1)	Min. Proceeds to Us
Per Security	$1,000.00	$1.00	$999.00
Total	$9,907,000.00	$8,987.00	$9,898,013.00
 (1) For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in this pricing supplement. The securities will be sold with varying underwriting discounts and commissions in an amount not to exceed $1.00 per $1,000 Face Amount of securities.
The agent for this offering is our affiliate. For more information see “Supplemental Underwriting Information (Conflicts of Interest)” in this pricing supplement.
The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities
July 30, 2013

(Key Terms continued from previous page)
Payment at Maturity (if securities are not called):	If the securities are not automatically called, the payment you will receive at maturity on the securities will be calculated as follows:
•
If the Final Price is less than the Initial Price by an amount not greater than the Buffer Amount of 20.00%, you will be entitled to receive a cash payment at maturity equal to $1,000 per $1,000 Face Amount of securities.

•
If the Final Price is less than the Initial Price by an amount greater than the Buffer Amount of 20.00%, you will lose 1.25% of the Face Amount of your securities for every 1.00% by which the Final Price is less than the Initial Price by an amount greater than 20.00%, and you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of securities, calculated as follows:

$1,000 + [$1,000 x (Fund Return + Buffer Amount) x Downside Participation Factor]

If the securities are not automatically called, and the Fund Return is less than -20.00%,  you will lose some or all of your investment in the securities.  Any payment at maturity is subject to the credit of the Issuer.

Buffer Amount:	20.00%
Downside Participation Factor:	1.25
Fund Return:	The performance of the Fund from the Initial Price to the Final Price, calculated as follows:
Final Price – Initial Price
Initial Price
Initial Price:	$37.04, equal to the Closing Price on the Trade Date
Final Price:	The Closing Price on the Final Valuation Date
Closing Price:	The closing price of one share of the Fund on the relevant date of calculation, multiplied by the then-current Share Adjustment Factor applicable to the Fund
Share Adjustment Factor:	Initially 1.0, subject to adjustment for certain actions affecting the Fund. See “Description of Securities – Anti-Dilution Adjustments for Funds” in the accompanying product supplement
Trade Date:	July 26, 2013
Settlement Date:	July 31, 2013
Final Valuation Date††:	July 26, 2016
Maturity Date††:	July 29, 2016
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	25152RDZ3 / US25152RDZ38
†† Subject to postponement as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

ISSUER’S ESTIMATED VALUE OF THE SECURITIES

The Issuer’s estimated value of the securities is equal to the sum of our valuations of the following two components of the securities: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the securities is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of the securities, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the securities. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the securities, reduces the economic terms of the securities to you. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest and dividend rates and mid-market levels of price and volatility of the assets underlying the securities or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the securities on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the securities. The difference between the Issue Price and the Issuer’s estimated value of the securities on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the securities through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the securities on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your securities in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the securities on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the securities determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the securities and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our securities for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the securities on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

•
You should read this pricing supplement together with underlying supplement No. 1 dated October 1, 2012, product supplement BG dated October 9, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these securities are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement No. 1 dated October 1, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005120/crt_dp33209-424b2.pdf

Product supplement BG dated October 9, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005360/crt_dp33475-424b2.pdf

Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

•
Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

•
This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

•
Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, underlying supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

•
You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Hypothetical Examples of Amounts Payable upon an Automatic Call or at Maturity

The tables and hypothetical examples set forth below are for illustrative purposes only.  The actual returns applicable to a purchaser of the securities will be determined on the Call Dates or on the Final Valuation Date, as applicable. The following results are based solely on the hypothetical example cited below. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing below may have been rounded for ease of analysis.

If the securities are called:

The following table illustrates the Payment at Maturity or Redemption Amount due upon an Automatic Call per $1,000 Face Amount of securities on each of the Call Dates. The Call Returns below reflect a rate of 1.8375% per quarter.

Call Date	Expected Call Settlement Date	Call Return	Redemption Amount (per $1,000 Face Amount of securities)
July 29, 2014	August 1, 2014	107.3500%	$1,073.500
October 27, 2014	October 30, 2014	109.1875%	$1,091.875
January 26, 2015	January 29, 2015	111.0250%	$1,110.250
April 27, 2015	April 30, 2015	112.8625%	$1,128.625
July 27, 2015	July 30, 2015	114.7000%	$1,147.000
October 26, 2015	October 29, 2015	116.5375%	$1,165.375
January 26, 2016	January 29, 2016	118.3750%	$1,183.750
April 26, 2016	April 29, 2016	120.2125%	$1,202.125
July 26, 2016 (Final Valuation Date)	July 29, 2016 (Maturity Date)	122.0500%	$1,220.500

If the securities are not called:

The following table below illustrates the hypothetical Payments at Maturity per $1,000 Face Amount of securities for a hypothetical range of performances if the securities are not automatically called.  The hypothetical Payments at Maturity set forth below assume an Initial Price of $30.00 and reflects the Buffer Amount of 20.00% and a Downside Factor of 1.25. The actual Initial Price is set forth on the cover of this pricing supplement.

Final Price	Fund Return	Payment at Maturity	Return on the Securities
$48.00	60.00%	N/A	N/A
$42.00	40.00%	N/A	N/A
$36.00	20.00%	N/A	N/A
$30.00	0.00%	N/A	N/A
$27.00	-10.00%	$1,000.00	0%
$25.50	-15.00%	$1,000.00	0%
$24.00	-20.00%	$1,000.00	0%
$22.50	-25.00%	$937.50	-6.25%
$21.00	-30.00%	$875.00	-12.50%
$18.00	-40.00%	$750.00	-25.00%
$15.00	-50.00%	$625.00	-37.50%
$12.00	-60.00%	$500.00	-50.00%
$9.00	-70.00%	$375.00	-62.50%
$6.00	-80.00%	$250.00	-75.00%
$3.00	-90.00%	$125.00	-87.50%
$0.00	-100.00%	$0.00	-100.00%

The following examples illustrate how the Payment at Maturity or Redemption Amount upon an Automatic Call set forth in the two tables above are calculated.

Example 1: The Closing Price of the Fund on the first Call Date of $33.00 is greater than the Initial Price of $30.00 — the securities are automatically called. Because the Closing Price of the Fund on the first Call Date is greater than or equal to the Initial Price, the securities are automatically called, and the investor will receive on the applicable Call Settlement Date the Redemption Amount of $1,073.50 per $1,000 Face Amount of securities, representing a 7.35% return on the securities.

Example 2: The securities have not been automatically called prior to the Final Valuation Date and the Final Price of $33.00 is greater than the Initial Price of $30.00 — the securities are automatically called. Because the securities were not previously automatically called and the Final Price is greater than or equal to the Initial Price, the securities are automatically called, and the investor will receive on the applicable Call Settlement Date (which coincides with the Maturity Date) the Redemption Amount of $1,220.50 per $1,000 Face Amount of securities, representing a 22.05% return on the securities.

Example 3: The securities have not been automatically called prior to the Final Valuation Date and the Final Price of $27.00 is less than the Initial Price of $30.00 — the securities are not automatically called. Because the securities were not previously automatically called and the Final Price is less than the Initial Price, the securities are not automatically called on the Final Valuation Date. Because the Final Price is less than the Initial Price by an amount not greater than the Buffer Amount of 20.00%, the investor will receive a Payment at Maturity of $1,000.00 per $1,000 Face Amount of securities.

Example 4: The securities have not been automatically called prior to the Final Valuation Date and the Final Price of $21.00 is less than the Initial Price of $30.00 — the securities are not automatically called. Because the securities were not previously automatically called and the Final Price is less than the Initial Price, the securities are not automatically called on the Final Valuation Date. Because the Final Price is less than the Initial Price by an amount greater than the Buffer Amount of 20.00%, the investor will receive a Payment at Maturity of $875.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + [$1,000 x (-30.00% + 20.00%) x 1.25] = $875.00

Selected Purchase Considerations

•
FIXED APPRECIATION POTENTIAL IF THE SECURITIES ARE AUTOMATICALLY CALLED, AND LIMITED PROTECTION AGAINST LOSS — The securities are designed for investors who believe that the Closing Price will not decrease over the term of the securities, and who are willing to risk losing up to 100% of their initial investment if the securities are not automatically called and the Final Price is less than the Initial Price by an amount greater than the Buffer Amount of 20.00%.  If the securities are automatically called, you will receive a positive return reflecting the Call Return for the applicable Call Date. If the securities are not automatically called and the Final Price is less than the Initial Price by an amount not greater than the Buffer Amount, you will receive your initial investment at maturity. If the Final Price is less than the Initial Price by an amount greater than the Buffer Amount, you will lose an amount equal to 1.25% of the Face Amount of your securities for every 1.00% by which the Final Price is less than the Initial Price by an amount greater than the Buffer Amount of 20.00%. For example, a Fund Return of -30.00% will result in a 12.50% loss on your initial investment. In these circumstances, you could lose up to 100.00% of your investment. You will lose some or all of your investment if the securities are not automatically called and the Final Price has declined by more than 20.00%, as compared to the Initial Price. Because the securities are our senior unsecured obligations, payment of any amount at maturity or upon an Automatic Call is subject to our ability to pay our obligations as they become due.

•
POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the securities is three years, the securities will be called if the Closing Price is greater than or equal to the Initial Price on any quarterly Call Date (beginning after one year, and ending on the Final Valuation Date), and you will be entitled to a return on the securities on the applicable Call Settlement Date of 1.8375% per quarter.

•
RETURN LINKED TO THE PERFORMANCE OF THE SPDR® S&P REGIONAL BANKING ETF — The return on the securities, which may be positive, zero or negative, is linked as described herein to the performance of the SPDR® S&P Regional Banking ETF. The SPDR® S&P Regional Banking ETF seeks investment results that correspond generally to the level and yield performance, before fees and expenses, of the S&P® Regional Banks Select IndustryTM Index (the “Tracked Index”). The Tracked Index measures the performance of the regional banking segment of the U.S. equity market. The SPDR® S&P Regional Banking ETF trades on the NYSE Arca under the ticker symbol “KRE.” It is possible that the SPDR® S&P Regional Banking ETF may not fully replicate or may in certain circumstances diverge significantly from the performance of the Tracked Index due to the temporary unavailability of certain securities in the secondary markets, the performance of any derivative instruments contained in the SPDR® S&P Regional Banking ETF, the fees and expenses of the SPDR® S&P Regional Banking ETF or due to other circumstances. This section is only a summary of the SPDR® S&P Regional Banking ETF. For more information on the SPDR® S&P Regional Banking ETF, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “Exchange Traded Funds — The SPDR® Exchange Traded Funds” in the accompanying underlying supplement No. 1 dated October 1, 2012.

•
TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the securities will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your securities (including at maturity or pursuant to an automatic call) and (ii) your gain or loss on the securities should be capital gain or loss and should be long-term capital gain or loss if you have held the securities for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your securities could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including  the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the securities.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Fund. In addition to these selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not pay coupons or dividends and do not guarantee any return of your initial investment. The return on the securities at maturity is linked to the performance of the Fund. If the securities are not automatically called, your investment will be exposed on a leveraged basis of 1.25% for each 1.00% by which the Final Price is less than the Initial Price by an amount greater than the Buffer Amount. Accordingly, you may lose up to 100.00% of your initial investment if the Final Price is less than the Initial Price by an amount greater than the Buffer Amount. Payment of any amount at maturity or upon an Automatic Call is subject to our ability to meet our obligations as they become due.

•
YOUR APPRECIATION POTENTIAL IS LIMITED TO THE CALL RETURN —The appreciation potential of the securities is limited to the pre-specified Call Return on the relevant Call Date, regardless of the performance of the Fund. In addition, since the securities could be called as early as the first Call Date, the term of your investment could be as short as one year, and your return on the securities would be less than what you would have received if the securities were called on a later Call Date.  If the securities are not automatically called, you will not realize a positive return on the securities, and you may lose up to 100% of your initial investment if the Final Price is less than the Initial Price by an amount greater than the Buffer Amount.

•	NO COUPON PAYMENTS — Deutsche Bank AG will not pay any coupon payments with respect to the securities.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component securities held by the Fund would have.

•
REINVESTMENT RISK — If your securities are called early, the term of the securities may be reduced to as short as one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to the Maturity Date.

•
PAYMENTS ON THE SECURITIES ARE SUBJECT TO DEUTSCHE BANK AG’S CREDITWORTHINESS — The securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the securities. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities, and in the event Deutsche Bank AG were to default on its payment obligations, you might not receive any amount owed to you under the terms of the securities and you could lose your entire initial investment.

•
THE ISSUER’S ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE SECURITIES — The Issuer’s estimated value of the securities on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the securities.  The difference between the Issue Price and the Issuer’s estimated value of the securities on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the securities through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the securities is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the securities, reduces the economic terms of the securities to you. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your securities or otherwise value your securities, that price or value may differ materially from the estimated value of the securities determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the securities in the secondary market.

•
INVESTING IN THE SECURITIES IS NOT THE SAME AS INVESTING IN THE FUND OR THE SECURITIES HELD BY THE FUND — The return on your securities may not reflect the return you would realize if you were directly invested in the Fund or the component securities held by the Fund. For instance, you will not receive or be entitled to receive any dividend payments or other distributions or other rights that holders of the component securities held by the Fund or holders of shares of the Fund would have. Further, you will not participate in any potential appreciation of the Fund, which could be significant.

•
THE ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Fund. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected. In addition, you should be aware that the calculation agent may, at its sole discretion, make adjustments to the Share Adjustment Factor or any other terms of the securities that are in addition to, or that differ from, those described in this pricing supplement to reflect changes occurring in relation to the Fund in circumstances where the calculation agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments described in the accompanying product supplement may be materially adverse to investors in the securities. You should read “Description of Securities — Anti-Dilution Adjustments for Funds” in the accompanying product supplement in order to understand the adjustments that may be made to the securities.

•
FLUCTUATION OF NAV — The net asset value (the “NAV”) of an exchange traded fund may fluctuate with changes in the market value of such exchange traded fund’s portfolio holdings. The market price of the Fund may fluctuate in accordance with changes in NAV and supply and demand on the applicable stock exchanges. In addition, the market price of the Fund may differ from its NAV per share; the Fund may trade at, above or below its NAV per share.

•	ADJUSTMENTS TO THE FUND OR TO ITS TRACKED INDEX COULD ADVERSELY AFFECT THE VALUE OF THE SECURITIES — SPDR® Series Trust and SSgA Funds Management, Inc. (“SSFM”) is the investment advisor to the Fund, which seeks investment results that correspond generally to the level and yield performance, before fees and expenses, of the Tracked Index. Standard & Poor's may add, delete or substitute the stocks composing the Tracked Index, which could change the value of the Tracked Index. Pursuant to its investment strategy or otherwise, SSFM may add, delete or substitute the component securities held by the Fund. Any of these actions could cause or contribute to large movements in the prices of the component securities held by the Fund, which could cause the Final Price to be less than the Initial Price by an amount greater than the Buffer Amount, in which case you will lose some or all of your initial investment.

•
THE FUND AND ITS TRACKED INDEX ARE DIFFERENT — The performance of the Fund may not exactly replicate the performance of its Tracked Index because the Fund will reflect transaction costs and fees that are not included in the calculation of the Tracked Index. It is also possible that the Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its Tracked Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Fund or due to other circumstances. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Tracked Index.

•
IF THE PRICE OF THE FUND CHANGES, THE VALUE OF YOUR SECURITIES MAY NOT CHANGE IN THE SAME MANNER — Your securities may trade quite differently from the shares of the Fund. Changes in the market price of the shares of the Fund may not result in a comparable change in the value of your securities.

•
RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES WITH CONCENTRATION IN A SINGLE INDUSTRY — The stocks composing the SPDR® S&P Regional Banks Select IndustryTM Index and that are generally tracked by the Fund are stocks of companies representing the regional banking sector of the U.S. equity market. The component securities held by the Fund may be subject to increased price volatility as they are linked to a single industry and may be more susceptible to economic, market, political or regulatory occurrences affecting that industry. These factors could cause or contribute to large movements in the price of shares of the Fund which may adversely affect the value of the securities.

•
THERE IS NO AFFILIATION BETWEEN THE FUND AND US, AND WE ARE NOT RESPONSIBLE FOR ANY DISCLOSURE BY THE FUND OR BY THE ISSUERS OF THE STOCKS HELD BY THE FUND OR COMPOSING THE TRACKED INDEX — We are not affiliated with the Fund or the issuers of the stocks held by the Fund or composing the Tracked Index (such stocks, “Underlying Stocks”; the issuers of Underlying Stocks, “Underlying Stock Issuers”). However, we and our affiliates may currently or from time to time in the future engage in business with many of the Underlying Stock Issuers. Nevertheless, neither we nor our affiliates assume any responsibility for the accuracy or the completeness of any information about the Underlying Stocks or any of the Underlying Stock Issuers. You, as an investor in the securities, should make your own investigation into the Underlying Stocks and the Underlying Stock Issuers. Neither the Fund nor any of the Underlying Stock Issuers is involved in this offering in any way and none of them has any obligation of any sort with respect to your securities. Neither the Fund nor any of the Underlying Stock Issuers has any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your securities.

•
PAST PERFORMANCE OF THE FUND, THE TRACKED INDEX OR OF THE COMPONENT SECURITIES HELD BY THE FUND IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Fund, the Tracked Index or of the component securities held by the Fund over the term of the securities may bear little relation to the historical prices of the Fund or the component securities held by the Fund or the level of the Tracked Index, and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Fund, the Tracked Index or the component securities held by the Fund.

•
THE SECURITIES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The securities will not be listed on any securities exchange. There may be little or no secondary market for the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so or at a price advantageous to you. Deutsche Bank AG and its affiliates intend to act as market makers for the securities but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities. If, at any time, Deutsche Bank AG or its affiliates do not act as market makers, it is likely that there would be little or no secondary market for the securities.

•
ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR SECURITIES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER'S ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE — While the payment(s) on the securities described in this pricing supplement is based on the full Face Amount of your securities, the Issuer's estimated value of the securities on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the securities. The Issuer's estimated value of the securities on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your securities in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer's estimated value of the securities on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the securities determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the securities and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our securities for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer's estimated value of the securities on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the securities and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your securities, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your securities to maturity.

•
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — While we expect that, generally, the price of the Fund will affect the value of the securities more than any other single factor, the value of the securities will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Fund;

•	the time remaining to maturity of the securities;

•	the market price of and dividend rate on the component securities held by the Fund;

•	the occurrence of certain events affecting the Fund that may or may not require an anti-dilution adjustment;

•	interest rates and yields in the market generally and in the markets of the component securities held by the Fund;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Fund, the Tracked Index or markets generally;

•	the composition of the investment portfolio of the Fund and any changes thereto;

•	supply and demand for the securities; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY AFFECT THE VALUE OF THE SECURITIES — We or one or more of our affiliates expect to hedge our exposure from the securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Fund and make it less likely that you will receive a positive return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Fund on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Fund. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the securities.

•
WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE

FUND TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES — Deutsche Bank AG, its affiliates and agents may publish research from time to time on financial markets and other matters that could adversely affect the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the securities and the Fund to which the securities are linked.

•
OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities and determining the Issuer’s estimated value of the securities on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions. The calculation agent will determine, among other things, the amount that Deutsche Bank AG will pay you upon an Automatic Call or at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. The determination of a market disruption event by the calculation agent could adversely affect the amount payable at maturity.

•
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Historical Information

The following graph sets forth the historical performance of the Fund based on the daily Fund closing prices from July 26, 2008 through July 26, 2013. The closing price of the SPDR® S&P Regional Banking ETF on July 26, 2013 was $37.04. We obtained the Fund closing prices below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical prices of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the Closing Prices of the Fund on the Call Dates or the Final Valuation Date. We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment.

Supplemental Underwriting Information (Conflicts of Interest)

Deutsche Bank Securities Inc. (“DBSI”), acting as agent for Deutsche Bank AG, will receive a selling concession in connection with the sale of the securities of up to 0.10% or $1.00 per $1,000 Face Amount of securities. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

DBSI, the agent for this offering, is our affiliate. Because DBSI is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangement for this offering will comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the securities to any of its discretionary accounts without the prior written approval of the customer.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which will be the third business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in securities that are to be issued more than three business days after the Trade Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Validity of Securities

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the securities offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the senior indenture, and delivered against payment as contemplated herein, such securities will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of September 28, 2012, filed as an exhibit to the letter of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and its authentication of the securities and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP dated September 28, 2012, which has been filed as an exhibit to the registration statement referred to above.